UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clearwater Paper Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEARWATER PAPER CORPORATION

601 West Riverside Avenue, Suite 1100

Spokane, Washington 99201

CLEARWATER PAPER HOURLY 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

CLEARWATER PAPER HOURLY 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the Clearwater Paper Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Clearwater Paper Hourly 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 17, 2011

CLEARWATER PAPER HOURLY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$176,239,677	160,725,637
Receivables:
Employer contribution receivable	—	16,297
Notes receivable from participants	8,052,439	7,685,937

Total receivables	8,052,439	7,702,234

Net assets available for benefits, at fair value	184,292,116	168,427,871

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,251,505)	(2,544,960)

Net assets available for benefits	$181,040,611	165,882,911

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Interest income	$2,390,864	1,279,666
Dividend income	2,502,617	2,557,167
Net appreciation of fair value investments	15,752,442	44,809,309

Net investment income	20,645,923	48,646,142

Interest from participant notes receivable	303,081	398,103

Contributions:
Employee	7,444,201	7,194,706
Rollover	229,131	187,976
Employer	3,613,681	3,525,430

Total contributions	11,287,013	10,908,112

Distributions to participants	15,693,764	6,435,588
Loan and administrative fees	61,047	106,466

Net increase prior to transfers	16,481,206	53,410,303

Net transfers to other plans	(1,323,506)	(587,658)

Net increase	15,157,700	52,822,645

Net assets available for benefits:
Beginning of year	165,882,911	113,060,266

End of year	$181,040,611	165,882,911

See accompanying notes to financial statements.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Clearwater Paper Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code, as amended (IRC), which includes a cash or deferred arrangement under Section 401(k) of the IRC, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Sponsor, Administration

Clearwater Paper Corporation (Clearwater Paper or the Company) sponsors the Plan.

The Plan is administered by the Clearwater Paper Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively, Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

Full-time regular hourly employees (as defined in the Plan) are eligible for participation in the Plan the first day of the month following 90 days of service (as defined in the Plan) with the exception of hourly employees at the Company’s converting facility in Elwood, Illinois, who are eligible the first day of the month following 60 days of service.

The Plan provides that each eligible hourly employee may elect a participating contribution equal to any whole percentage of monthly earnings (as defined in the Plan), up to 25%, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit. Participants may also make rollover contributions representing distributions from certain other retirement plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Hourly employees at certain participating units are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless he or she elects otherwise. This deferral percentage is increased by 1% annually until the percentage reaches 6% unless the participant elects otherwise.

Employer contributions are negotiated with each of the employer groups. For the Company’s Pulp and Paperboard division and Consumer Products division union employees in Lewiston, Idaho, the employees at these sites with 90 days of service (as defined in the Plan) are entitled to receive an employer contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This employer contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The Company’s contribution is tracked separately from other Plan contributions and no loans or hardship withdrawals may be made from such funds.

Hourly employees at the Company’s converting facility in Elwood, Illinois with 60 days of service (as defined in the Plan) are entitled to receive a base company contribution equal to a fixed percentage of a participant’s eligible earnings allocated per pay period. This contribution is subject to the same vesting requirements as the Company match. No employee contribution is required. The

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Company’s base contribution is separately tracked from other Plan contributions and no loans or hardship withdrawals may be made from such funds. Participants, at their discretion, direct the employer and employee contributions into the available investment options under the Plan.

For the Company’s remaining participating units, the Company makes matching contributions to the Plan equal to the matching rate (if any) specified in the appendix of the Plan applicable to the participant’s participating unit.

All contributions are limited by certain restrictions as defined by the IRC.

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued each day the market is open based on quoted market prices.

(e)	Investment Options

Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund and common collective trusts.

On December 16, 2008, Potlatch Corporation (Potlatch) distributed 100% of the issued and outstanding shares of Clearwater Paper common stock to the holders of record of Potlatch common stock as of the close of business on December 9, 2008, in a tax-free spin-off (the Spin-off). Each Potlatch stockholder received one share of Clearwater Paper common stock for every 3.5 shares of Potlatch common stock held on the record date. Accordingly, as a result of the Spin-off, the Clearwater Paper Stock Fund was established. With the exception of the Potlatch Stock Fund, which continued as a frozen investment option subsequent to the Spin-off, participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies and under the Plan. Existing balances in the Potlatch Stock Fund subsequent to the Spin-off may be maintained by participants under the Plan until August 31, 2011, and balances can be reallocated to other investment options available under the Plan, however, no new contributions or transfers into the Potlatch Stock Fund are allowed. In early 2011, participants of the Plan were notified that, effective as of September 1, 2011, the Potlatch Stock Fund will be removed as an investment option. Participants have until August 31, 2011 to transfer all existing balances in the Potlatch Stock Fund to one or more of the other investment options available under the Plan or, for those eligible participants, to take a distribution of such Potlatch stock. If any investments in the Potlatch Stock Fund remain as of September 1, 2011, such investments will be liquidated and automatically invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which each affected participant will reach age 65, which is the assumed retirement age under the Plan.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65.

Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest such funds. Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and nonforfeitable at all times. A participant’s interest in his or her matching and base company contributions, if any, becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	20.0
2 but less than 3	40.0
3 but less than 4	60.0
4 but less than 5	80.0
5 or more	100.0

A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company (or any affiliate), becomes totally and permanently disabled (as defined in the Plan) or dies while in service. The portion of a participant’s matching and base company contributions, if any, not vested will be forfeited when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings on such forfeitures not used to restore the matching accounts of former participants rehired during the year may be credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. At December 31, 2010 and 2009, unallocated forfeitures totaled approximately $58,000 and $36,600, respectively. During 2010 and 2009, forfeitures totaling approximately $67,700 and $5,600, respectively, were used to pay administrative expenses and reduce employer contributions.

(g)	Notes Receivable from Participants

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 (as reduced for loans outstanding during the one year preceding the new loan) as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is generally paid ratably through payroll deductions. Loans outstanding at December 31, 2010, bear interest at various rates ranging from 3.25% to 9.50% and mature at various times through October 2025.

(h)	Distributions and Benefits

On termination of employment from Clearwater Paper and its affiliates, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in his or her account, roll his or her account balance into an IRA or another employer’s plan, or maintain his or her account in the Plan, subject to certain restrictions. If a participant’s vested account balance is $5,000 or less, he

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

or she is generally not permitted to maintain an account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA unless the participant elects otherwise.

•

A terminated participant with vested benefits of $1,000 or less will automatically receive the value of the vested interest in his or her account as a lump sum cash distribution unless he or she elects otherwise.

Participants are permitted to make hardship withdrawals while still employed by the Company and its affiliates under certain conditions specified under the Plan. A participant’s right to contribute to the Plan will be suspended for up to six months upon receiving a withdrawal.

(i)	Plan and Administrative Fees

Plan expenses are generally paid by the Company, except to the extent that expenses are paid from participant forfeitures of employer matching contributions. Loan service fees, fees associated with processing of qualified domestic relations orders and certain trustee and recordkeeper expenses are paid by the affected participant.

(j)	Party in Interest and Related-Party Transactions

Certain plan investments are managed by an affiliate or related party of Mercer. These transactions and transactions within the Clearwater Paper Stock Fund are considered party-in-interest transactions.

(k)	Net Transfers from Other Plans

Net transfers from other plans represent the net amount of participant account balances transferred during the year to the Plan from other plans sponsored by the Company and its affiliates as a result of the participants changing employment status within the Company and its affiliates.

(l)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time and for any reason subject to the rules of ERISA and the collective bargaining agreements to which the Company is a party. In the event of plan termination, participants will become 100% vested in their employer accounts.

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board (FASB) guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in guaranteed investment contracts (GICs). As required by the FASB guidance, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The GICs are fully benefit-responsive and are recorded at contract value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The average yield and crediting interest rate for that fund were approximately 4.02% and 4.15%, respectively, at December 31, 2010 and 2.95% and 3.83%, respectively, at December 31, 2009.

As of December 31, 2010, there are no reserves against credit value for credit risk of the contract issuer. There are certain limited events that may limit the ability of the Trust to transact at contract value related to employer-initiated transaction provisions. Due to the size of the Stable Value Fund, it is highly unlikely that any event would occur that would limit the fund’s ability to transact at contract value.

Investments in shares of the Potlatch and Clearwater Paper Stock Funds and registered investment company funds are stated at fair value, based on quoted market prices. Investments in the Putnam S&P 500 Index Fund, a common and collective trust, are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

(b)	Income Recognition

Net appreciation in fair value of investments represents net realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Notes Receivable from Participants

Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Recently Adopted Accounting Standards

In September 2010, the FASB issued an amendment (“ASU 2010-25”), Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted, and requires retrospective application to all periods presented.

ASU 2010-25 was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $7,685,937 from investments to notes receivable as of December 31, 2009. There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of the adoption.

(3)	Investments

The value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2010 and 2009 were as follows:

	2010	2009
Putnam Stable Value Fund	$59,863,742	61,167,571
Clearwater Paper Stock Fund	27,878,487	19,075,762
Potlatch Stock Fund	22,025,986	23,905,713
Mainstay Large Cap Growth Fund	9,340,921	8,086,422	*

	119,109,136	112,235,468

Other investments	57,130,541	48,490,169

	$176,239,677	160,725,637

* Represents less than 5% of the Plan’s investments.

During the years ended December 31, 2010 and 2009, the Plan’s investments appreciated (including net gains and losses on investments sold during the year and the net change in unrealized gains and losses at the end of the year) as follows:

	2010	2009
Clearwater Paper Stock Fund	$7,305,974	5,045,587
Potlatch Stock Fund	677,083	26,396,306
Common and collective trusts	523,009	788,534
Registered investment company funds	7,246,376	12,578,882

	$15,752,442	44,809,309

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Fair Value Measurements

Fair value accounting guidance establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•	Registered investment company funds and company stock: Valued at quoted market prices, which are the net asset value of shares held by the Plan at year end.

•

Common and collective trusts: Investments in common commingled trust funds are recorded at fair value and adjusted to contract value for the Putnam Stable Value Fund and are recorded at fair value for the Putnam S&P 500 Index Fund. See Note 2, “Summary of Significant Accounting Policies,” for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$25,616,087	—	—	25,616,087
Value funds	15,796,775	—	—	15,796,775
Target retirement funds	9,591,934	—	—	9,591,934
Income funds	9,207,701	—	—	9,207,701
Index funds	2,087,487	—	—	2,087,487
Common stock	49,904,473	—	—	49,904,473
Common/collective trust funds
Stable value fund	—	59,863,742	—	59,863,742
Index fund	—	3,975,429	—	3,975,429
Cash pending account	196,049	—	—	196,049

Total investments at fair value	$112,400,506	63,839,171	—	176,239,677

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Growth funds	$23,784,070	—	—	23,784,070
Value funds	14,539,103	—	—	14,539,103
Target retirement funds	6,489,647	—	—	6,489,647
Income funds	6,677,169	—	—	6,677,169
Index funds	1,164,198	—	—	1,164,198
Common stock	42,981,475	—	—	42,981,475
Common/collective trust funds
Stable value fund	—	61,167,571	—	61,167,571
Index fund	—	3,706,049	—	3,706,049
Cash pending account	216,355	—	—	216,355

Total investments at fair value	$95,852,017	64,873,620	—	160,725,637

(5)	Investment Risk

The Plan investments include shares of registered investment company funds, common and collective trusts, and common stock in the form of the Clearwater Paper Stock Fund. Common stock investments are also held in the Potlatch Stock Fund, although no new contributions or transfers into this fund are permitted after the Spin-off. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Tax Status

The Internal Revenue Service has determined by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since that date, management believes that the Plan is designed and continues to operate in material compliance with the IRC. Management has requested, but not yet received, a determination from the Internal Revenue Service that the Plan, as restated and amended, continues to be a tax-qualified plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded to the best of its knowledge that as of December 31, 2010, there are no uncertain positions taken or that could reasonably be expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the Internal Revenue Service; however, there are currently no audits pending for any tax periods. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$181,040,611	165,882,911
Loans in deemed distributed status	(127,242)	(245,735)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	3,251,505	2,544,960

Net assets available for benefits per the Form 5500	$184,164,874	168,182,136

CLEARWATER PAPER HOURLY 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of the net increase (decrease) in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Net increase in net assets available for benefits prior to transfers per the financial statements	$16,481,206	53,410,303
Change in deemed distributed loans	118,493	(245,735)
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,544,960)	2,372,740
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,251,505	2,544,960

Total net income per the Form 5500	$17,306,244	58,082,268

Schedule I

CLEARWATER PAPER HOURLY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares of registered investment company funds:
Mainstay Funds	Mainstay Large Cap Growth Fund	$9,340,921
PIMCO Funds	PIMCO Total Return Fund	7,713,877
Dodge & Cox Funds	Dodge & Cox Stock Fund	7,709,317
Artisan Funds	Artisan Mid-Cap Fund	6,865,506
Artisan Funds	Artisan Mid-Cap Value Fund	4,473,836
Dodge & Cox Funds	Dodge & Cox International Fund	3,613,622
Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	3,561,653
Timesquare Funds	Timesquare Mid-Cap Growth Fund	3,552,923
T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	2,773,798
Artisan Funds	Artisan International Fund	2,295,084
T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	1,772,031
Vanguard Funds	Vanguard Total Bond Market Index Fund	1,493,824
Vanguard Funds	Vanguard Extended Market Index Fund	1,263,996
T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	1,177,727
T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	966,826
Vanguard Funds	Vanguard International Index Fund	823,491
T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	823,436
T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	663,957
T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	463,021
T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	382,493
T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	241,014
T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	228,017
T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	80,504
T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	19,110

	Common and collective trusts:
* Putnam Investments	Putnam Stable Value Fund	59,863,742
Putnam Investments	Putnam S&P 500 Index Fund	3,975,429

	Common stock:
* Clearwater Paper Corporation	Clearwater Paper Stock Fund	27,878,487
Potlatch Corporation	Potlatch Stock Fund	22,025,986

* Mercer Trust	Interest bearing cash account	196,049

* Participant loans	Interest rates from 3.25% to 9.50%, maturing through October 2025	8,052,439

	Total	$184,292,116

*	Represents a party-in-interest at December 31, 2010.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Clearwater Paper Hourly 401(k) Plan

By	/S/ Linda K. Massman
Linda K. Massman

Chair of Clearwater Paper Benefits Committee

Date: June 17, 2011

CLEARWATER PAPER HOURLY 401(K) PLAN

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)